# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Expensify, Inc., CIK 0001476840
CUSIP: 30219Q106
Title of class of securities: Class A Common, par value $0.0001
Address of issuer's principal executive offices: 401 SW 5th Ave, Portland, Oregon (OR), 97204
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001892682-24-000017
Filed by CIK 0001892682

## Reporting persons
- David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust's capacity as the controlling member of Barrett Trust LLC: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); sole voting power 2,521,219; shared voting power 2,233,787; sole dispositive power 2,521,219; shared dispositive power 2,233,787; aggregate amount beneficially owned 4,755,006 (6.1% of the class)
- Barrett Trust LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,233,787; sole dispositive power 0; shared dispositive power 2,233,787; aggregate amount beneficially owned 2,233,787 (2.9% of the class)

## Item 1. Issuer
Name of issuer: Expensify, Inc.
Address of issuer's principal executive offices: 401 SW 5th Ave, Portland, OR, 97204

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust's capacity as the controlling member of Barrett Trust LLC (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 9, 2022, a copy of which was filed as Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 9, 2022.
Address of principal business office or, if none, residence: The business address of the Reporting Persons is C/O Expensify, Inc., 401 SW 5th Avenue, Portland, Oregon 97204.
Citizenship: David Barrett is a citizen of the United States, and Barrett Trust LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information set forth in Row 9 of the cover page for each of the Reporting Persons is incorporated herein by reference.

Barrett Trust LLC is a member-managed Delaware limited liability company and directly holds 2,233,787 shares of Class A Common Stock. The investment and voting decisions of Barrett Trust LLC are made by its manager, Mr. Barrett, and its controlling member is the David Barrett Family Trust, for which Mr. Barrett serves as trustee. In such capacities, Mr. Barrett may be deemed to beneficially own such shares beneficially owned by Barrett Trust LLC, in addition to (i) 1,176,949 shares of Class A Common Stock that he holds directly and (ii) 1,344,270 shares of Class A Common Stock that he may acquire pursuant to the exercise of stock options within 60 days of September 30, 2024.

The ownership information presented herein represents beneficial ownership of the Class A common stock as of December 31, 2024, based upon 77,155,951 shares of Class A Common Stock outstanding as of November 04, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period period ended September 30, 2024.
Percent of class: The information set forth in Row 11 of the cover page for each of the Reporting Persons is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in Row 5 of the cover page for each of the Reporting Persons is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row 6 of the cover page for each of the Reporting Persons is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row 7 of the cover page for each of the Reporting Persons is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row 8 of the cover page for each of the Reporting Persons is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement, incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 9, 2022.

## Signatures
- David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust's capacity as the controlling member of Barrett Trust LLC: /s/ David Barrett, David Barrett (02/13/2025)
- Barrett Trust LLC: /s/ David Barrett, David Barrett, General Manager (02/13/2025)